UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

16 September 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom announces early submission results in relation to its Swiss Franc (CHF) Euro medium term note (EMTN) consent solicitation

2.	Formal Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 16 September 2011	By:	/s/ Tristan Gilbertson
	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

16 September 2011

Telecom announces early submission results in relation to its Swiss Franc (CHF) Euro medium term note (EMTN) consent solicitation

Under the terms of the Telecom EMTN trust deed, the demerger of Telecom may result in an event of default unless the event of default is waived via an extraordinary resolution of the holders of the CHF200m series of Telecom EMTN bonds maturing in 2012 (the ‘CHF Notes’). An extraordinary resolution requires the approval of 75 per cent of CHF Note holders present and voting, subject to quorum requirements.

On 31 August 2011, Telecom launched a consent solicitation inviting CHF Note holders to waive the potential event of default and approve a new condition requiring Telecom to redeem all of the CHF Notes at their early redemption amount if final court orders relating to the demerger are obtained. Telecom has received irrevocable instructions in excess of the required 75 percent of the outstanding amount of the CHF Notes in favour of the extraordinary resolution. The extraordinary resolution will be voted on at a CHF Note holder meeting to be held on 22 September 2011.

Telecom will continue to update the market on the outcome of the approvals process relating to Telecom’s bond programmes to the extent material to the demerger.

The document published is a formal press release which will be distributed on the Swiss Stock exchange.

This announcement does not constitute an invitation to participate in the consent solicitation in or from any jurisdiction where such participation would be unlawful.

ENDS

For investor enquiries, please contact:

Mark Laing

GM Capital Markets

+64 (0) 27 227 5890

TCNZ FINANCE LIMITED ANNOUNCES EARLY SUBMISSION RESULTS IN

RELATION TO CHF CONSENT SOLICITATION

16 September 2011

Further to its announcement of 31 August 2011 (the “Launch Announcement”), TCNZ Finance Limited (the “Issuer”) hereby announces the early submission results in relation to the Consent Solicitation described in the Launch Announcement. Capitalised terms used in this announcement have the same meanings ascribed to them in the Launch Announcement and the consent solicitation memorandum dated 31 August 2011 (the “Consent Solicitation Memorandum”).

As of 5.00 p.m. Central European Time (CET) on 14 September 2011 (the “Early Submission Deadline”) the Issuer had received irrevocable instructions in favour of the Extraordinary Resolution representing in excess of the required 75 per cent. of the outstanding amount of the CHF200,000,000 4.375 per cent. Notes due 2012 issued by the Issuer acting through its Bermudan branch (ISIN: CH0043741690) (the “Notes”).

Further details about the transaction can be obtained from:

The Dealer Managers:

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Tel: +44(0) 207 986 8969

Email: liabilitymanagement.europe@citi.com

Credit Suisse Securities (Europe) Limited

One Cabot Square

London E14 4QJ

United Kingdom

Tel: +44 20 7883 9198

Attention: Liability Management Group

email: liability.management@credit-suisse.com

The Swiss Proxy Agent:

Credit Suisse AG

Uetlibergstrasse 231

8070 Zurich

Switzerland

Tel: +41 44 333 49 73

+41 44 333 28 86

Attention: Transaction Advisory Group

Email: walter.huni@credit-suisse.com

joerg.nubbemeier@credit-suisse.com

The Tabulation and Exchange Agent:

Citibank, N.A.

Citigroup Centre, Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Tel: +44 (0) 20 7508 3867

Email: exchange.gats@citi.com

Copies of the Consent Solicitation Memorandum and the Notice of Meeting are available to eligible persons upon request from the Tabulation Agent. The Dealer Managers do not take responsibility for the contents of this announcement and none of the Issuer, the Guarantors, the Dealer Managers, the Swiss Proxy Agent, the Tabulation Agent, or any of their respective directors, employees or affiliates makes any representation or recommendation whatsoever regarding the Consent Solicitation, or any recommendation as to whether holders of Notes should vote in respect of the Extraordinary Resolution. This announcement must be read in conjunction with the Consent Solicitation Memorandum and the Notice of Meeting. This announcement, the Notice of Meeting and the Consent Solicitation Memorandum contain important information, which should be read carefully before any decision is made with respect to the Consent Solicitation. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent adviser.

Jurisdictional Restrictions:

This announcement and the Consent Solicitation Memorandum do not constitute an invitation to participate in the Consent Solicitation in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful under applicable securities laws. The distribution of the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Consent Solicitation Memorandum comes are required by each of the Issuer, the Dealer Managers, the Swiss Proxy Agent and the Tabulation Agent to inform themselves about and to observe, any such restrictions.